Regulatory and Litigation Matters

On June 1, 2004, the Attorney General of the State of New Jersey announced that it had dismissed PIMCO from a complaint filed by the New Jersey Attorney
General on February 17, 2004, and that it had entered into a settlement agreement (the "New Jersey Settlement") with PIMCO's parent company, AGI,
PEA Capital LLC (an entity affiliated with PIMCO through common ownership)
("PEA") and Allianz Global Investors Distributors LLC ("AGID"), in connection with the same matter. In the New Jersey Settlement, AGI, PEA and AGID neither admitted nor denied the allegations or conclusions of law, but did agree to pay
New Jersey a civil fine of $15 million and $3 million for investigative costs and further potential enforcement initiatives against unrelated parties. They also undertook to implement certain governance changes. The complaint relating to the New Jersey Settlement alleged, among other things, that AGI, PEA and AGID had failed to disclose that they improperly allowed certain hedge funds to engage in "market timing" in certain funds. The complaint sought injunctive relief, civil monetary penalties, restitution and disgorgement of profits.

Since February 2004, PIMCO, AGI, PEA, AGID, and certain of their affiliates,
PIMCO Funds, and Allianz Funds, have been named as defendants in 14 lawsuits filed in U.S. District Court in the Southern District of New York, the Central
District of California and the Districts of New Jersey and Connecticut. Ten of
those lawsuits concern "market timing," and they have been transferred to and consolidated for pre-trial proceedings in the U.S. District Court for the
District of Maryland; four of those lawsuits concern "revenue sharing" and have been consolidated into a single action in the U.S. District Court for the
District of Connecticut. The lawsuits have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of the various series of the PIMCO Funds and the Allianz Funds during specified periods, or as derivative actions on behalf of the PIMCO Funds and the Allianz
Funds.

The market timing actions in the District of Maryland generally allege that certain hedge funds were allowed to engage in "market timing" in certain of the
PIMCO Funds and the Allianz Funds and this alleged activity was not disclosed.
Pursuant to tolling agreements entered into with the derivative and class action plaintiffs, PIMCO, the Trustees of the PIMCO Funds, and certain employees of PIMCO who were previously named as defendants have all been dropped as defendants in the market timing actions; the plaintiffs continue to assert claims on behalf of the shareholders of the PIMCO Funds or on behalf of the
PIMCO Funds themselves against other defendants. By order dated November 3,
2005, the U.S. District Court for the District of Maryland granted PIMCO Funds'
motion to dismiss claims asserted against them in a consolidated amended complaint where the PIMCO Funds were named, in the complaint, as a nominal defendant. The revenue sharing action in the District of Connecticut generally alleges that fund assets were inappropriately used to pay brokers to promote the PIMCO Funds or the Allianz Funds, including directing fund brokerage transactions to such brokers, and that such alleged arrangements were not fully disclosed to shareholders. On August 11, 2005, the U.S. District Court for the District of Connecticut conducted a hearing on defendants' motion to dismiss the consolidated amended complaint in the revenue sharing action but has not yet ruled on the motion to dismiss. The market timing and revenue sharing lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts and restitution.

On April 11, 2005, the Attorney General of the State of West Virginia filed a complaint in the Circuit Court of Marshall County, West Virginia (the
"West Virginia Complaint") against Allianz Global Investors Fund Management
LLC (formerly PA Fund Management LLC) ("AGIF"), PEA and AGID alleging, among other things, that they improperly allowed broker-dealers, hedge funds and investment advisers to engage in frequent trading of various open-end funds advised or distributed by AGIF and certain of its affiliates in violation of the funds' stated restrictions on "market timing." On May 31, 2005, AGIF,
PEA and AGID, along with the other mutual fund defendants in the action, removed the action to the U.S. District Court for the District of West Virginia.
The West Virginia Complaint also names numerous other defendants unaffiliated with AGIF in separate claims alleging improper market timing and/or late trading of open-end management investment companies advised or distributed by such other defendants. The West Virginia Complaint seeks injunctive relief, civil monetary penalties, investigative costs and attorney's fees.

Under Section 9(a) of the Act, if the New Jersey Settlement or any of the
lawsuits described above were to result in a court injunction against AGI,
PEA, AGID and/or their affiliates, PIMCO could, in the absence of exemptive relief granted by the SEC, be barred from serving as an investment adviser to any registered investment company, including the Fund. In connection with an inquiry from the SEC concerning the status of the New Jersey Settlement under Section 9(a), PEA, AGID, AGI and certain of their affiliates (including
PIMCO) (together, the "Applicants") have sought exemptive relief from the SEC under Section 9(c) of the Act. The SEC has granted the Applicants a temporary exemption from the provisions of Section 9(a) with respect to the New Jersey
Settlement until the earlier of (i) September 13, 2006 and (ii) the date on which the SEC takes final action on their application for a permanent order.
There is no assurance that the SEC will issue a permanent order. If the West
Virginia Complaint were to result in a court injunction against AGIF, PEA or
AGID, the Applicants would, in turn, seek exemptive relief under Section 9(c)
with respect to that matter, although there is no assurance that such exemptive relief would be granted.

The foregoing speaks only as of the date of this report. None of the aforementioned complaints alleges that any improper activity took place in the Fund. PIMCO believes that these developments will not have a material adverse effect on the Fund or on PIMCO's ability to perform its investment advisory services on behalf of the Fund.